SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: June 30, 2014

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _________________

Commission file number:   000-23406

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Southern Bank 401(k) Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Southern Missouri Bancorp, Inc.
531 Vine Street
Poplar Bluff, MO  63901

SOUTHERN BANK 401(k) RETIREMENT PLAN

Required Information

The Southern Bank 401(k) Retirement Plan (the “Plan”) is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and for purposes of satisfying the requirements of Form 11-K has included for filing herewith the Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. Attached to this report as Exhibit 23 is the consent of BKD, LLP.

Southern Bank 401(k) Retirement Plan

EIN 43-0462350     PN001

Report of Independent Registered Public Accounting Firm and Financial Statements

June 30, 2014 and 2013

Southern Bank 401(k) Retirement Plan

June 30, 2014 and 2013

Report of Independent Registered Public Accounting Firm

Audit Committee
Southern Bank 401(k) Retirement Plan
Poplar Bluff, Missouri

We have audited the accompanying statements of net assets available for benefits of Southern Bank 401(k) Retirement Plan as of June 30, 2014 and 2013, and the related statements of changes in net assets available for benefits for the year ended June 30, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Southern Bank 401(k) Retirement Plan as of June 30, 2014 and 2013, and the changes in net assets available for benefits for the year ended June 30, 2014, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying schedule of assets (held at end of year) is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan's management. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
..

/s/ BKD, LLP

St. Louis, Missouri
December 29, 2014

Southern Bank 401(k) Retirement Plan
Statements of Net Assets Available for Benefits
June 30, 2014 and 2013

	2014	2013

Investments, At Fair Value	$12,670,670	$8,490,138

Receivables
Notes receivable from participants	177,619	108,665
Participants' contributions	-	17,944
Employer's contributions	302,219	316,683

	479,838	443,292

Net Assets Available for Benefits	$13,150,508	$8,933,430

See Notes to Financial Statements

Southern Bank 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended June 30, 2014

Investment Income
Net appreciation in fair value of investments	$2,774,437
Interest and dividends	292,798

Net investment income	3,067,235

Interest Income on Notes Receivable from Participants	5,227

Contributions
Participants	318,687
Employer	545,923
Rollovers	809,384

Total contributions	1,673,994

Total additions	4,746,456

Deductions
Benefits paid to participants	528,635
Administrative fees	725

Total deductions	529,378

Net Increase	4,217,078

Net Assets Available for Benefits, Beginning of Year	8,933,430

Net Assets Available for Benefits, End of Year	$13,150,508

See Notes to Financial Statements

Note 1:	Description of the Plan
The following description of Southern Bank 401(k) Retirement Plan (Plan) provides only general information.  Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan's provisions, which are available from the Plan Administrator.
General
The Plan is a defined contribution plan sponsored by Southern Bank (the Bank), a wholly-owned subsidiary of Southern Missouri Bancorp, Inc. (the Company), for the benefit of its employees who have at least one year of service and are age 21 or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
The Bank also maintained a qualified Employee Stock Ownership Plan (ESOP).  The Bank merged the ESOP into the Plan effective October 1, 2010.  Participant accounts under the ESOP are maintained as a separate source (ESOP Source) under the Plan with ESOP provisions concerning matters such as vesting, withdrawals, loans, dividends, and distributions remaining in effect.
The Plan is administered by the Bank.  Capital Bank and Trust is the trustee of the Plan.  American Funds serves as Plan custodian.
Contributions
The Plan permits eligible employees to make voluntary contributions to the Plan up to the annual limit set by the Internal Revenue Service (IRS).  Employee rollover contributions are also permitted.
The Bank makes safe harbor matching contributions of 100% of employees' salary deferral amounts on the first 3% of employees' compensation, and 50% of employees' salary deferral amounts on the next 2% of employees' compensation.  The Bank also makes profit-sharing contributions.  Bank profit-sharing contributions are discretionary as determined by the Bank's Board of Directors.  Contributions are subject to certain limitations.  Forfeitures are used to reduce Bank contributions.
Participant Investment Account Options
Investment account options available include various funds and common stock of the Company.  Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation daily.
Participant Accounts
Each participant's account is credited with the participant's contribution, the Bank's contribution, and plan earnings, and is charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Vesting
Participants are immediately vested in their voluntary contributions plus earnings thereon.  Bank matching contributions and ESOP Source contributions are vested at a rate of 20% per year of service beginning with completion of the second year of service.  A participant becomes fully vested with completion of their sixth year of service.  The non-vested balance is forfeited upon termination of service.  Forfeitures are used to reduce Bank contributions.
Payment of Benefits
Under the terms of the Plan, participants are entitled to receive the amount credited to their accounts upon normal retirement at the age of 65 or disability retirement.  Participants terminating employment prior to retirement are entitled to receive that portion of their account that is vested.  In the event of death, the participant's account becomes fully vested and is paid to the designated beneficiary.  Distributions under the Plan are payable in a lump sum or through installments.  Payments through installments are only available to Participants with a vested account balance in excess of $5,000 who terminate at normal retirement age or later.  At June 30, 2014 and 2013, Plan assets included no amounts allocated to accounts of terminated or retired participants who have elected to withdraw from the Plan but which had not yet been paid.
Forfeited Accounts
At June 30, 2014 and 2013, forfeited non-vested accounts totaled $11,880 and $20,953, respectively.  These accounts will be used to reduce future Bank contributions. The forfeitures totaling $11,880 were used to reduce employer contributions made during the 2015 plan year related to the 2014 employer contributions receivable.
Participant Loans
The Plan Document includes provisions authorizing loans from the Plan to active eligible participants.  Loans are made to any eligible participant demonstrating a qualifying need.  The minimum amount of a loan shall be $1,000.  The maximum amount of a participant's loans is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant's vested account balance.  All loans are covered by demand notes and are repayable over a period not to exceed five years through payroll withholdings unless the participant is paying the loan in full.  Interest on the loans is fixed for the term of the loan at a rate one percentage point above the Wall Street Journal's published prime rate of interest on the first day of the month in which the loan was made.

Plan Termination
Although it has not expressed an intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.  In the event of plan termination, participants will become 100% vested in their accounts.

Note 2:	Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.
Valuation of Investments and Income Recognition
Quoted market prices, if available, are used to value investments.  Common stock is valued at the closing price reported on the active market on which the individual security is traded.  Mutual funds and the money market fund are valued at the net asset value (NAV) of shares held by the plan at year end.
Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.
Plan Tax Status
The Plan operates under a non-standardized adoption agreement in connection with a prototype 401(k) profit-sharing plan and trust sponsored by American Funds Distributors, Inc.  This prototype plan document has been filed with the appropriate agency and has obtained a determination letter from the Internal Revenue Service stating that the prototype constitutes a qualified plan under Section 401 of the Internal Revenue Code and that the related trust was tax exempt as of the financial statement date.
The Plan is no longer subject to U.S. federal tax examinations by tax authorities for years before 2010.
Payment of Benefits
Benefit payments to participants are recorded upon distribution.
Administrative Expenses
Administrative expenses may be paid by the Bank or the Plan, at the Bank's discretion.

Note 3:	Investments
The fair value of the Plan's investments at the end of the year is as follows:
	2014	2013

Mutual funds
Bond funds	$290,351	$255,738
Balanced funds	174,495	90,757
Growth & income funds	998,170	652,400
Growth funds	2,062,578	1,445,192
Target date funds	1,234,922	336,416
Company security – Southern Missouri Bancorp, Inc. Common Stock	7,714,114	5,524,450
Money market fund	185,712	185,174
Cash – Southern Missouri Bancorp Awaiting Stock Purchase Fund	10,328	11

	$12,670,670	$8,490,138

The Plan's investments (including investments bought, sold and held during the year) appreciated in fair value as follows:
2014

Mutual funds	$575,624
Company security	2,198,813

$2,774,437

The fair value of individual investments that represented 5% or more of the Plan's net assets available for benefits were as follows:
	2014	2013

Southern Missouri Bancorp, Inc. Common Stock	$7,714,114	$5,524,450

Interest and dividends realized on the Plan's investments for the year ended June 30, 2014 were $292,798.

Note 4:	Party-in-Interest Transactions
Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, a person who owns 50 percent or more of such an employer, or relatives of such persons.
The Plan allows participants to invest their account balances in shares of the Company.  The number of shares of common stock held by the Plan at June 30, 2014 and 2013 was 213,687 shares and 215,210 shares, respectively, and the Plan received dividends of $135,855 during the year ended June 30, 2014.
The plan incurs expenses related to general administrative and record keeping. The Company pays certain administrative expenses and accounting and auditing fees relating to the Plan and provides certain administrative services at no cost to the plan.

Note 5:	Fair Value of Plan Assets
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs.  There is a hierarchy of three levels of inputs that may be used to measure fair value:
Level 1	Quoted prices in active markets for identical assets
Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets
Level 3	Unobservable inputs that are supported by little or no market activity and significant to the fair value of the assets

Recurring Measurements
The following tables present the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at June 30, 2014 and 2013:
		June 30, 2014
		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Company security	$7,714,114	$7,714,114	$-	$-
Mutual funds
Bond funds	290,351	290,351	-	-
Balanced funds	174,495	174,495	-	-
Growth & income funds	998,170	998,170	-	-
Growth funds	2,062,578	2,062,578	-	-
Target date funds	1,234,922	1,234,922	-	-
Money market fund	185,712	185,712	-	-

		June 30, 2013
		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Company security	$5,524,450	$5,524,450	$-	$-
Mutual funds
Bond funds	255,738	255,738	-	-
Balanced funds	90,757	90,757	-	-
Growth & income funds	652,400	652,400	-	-
Growth funds	1,445,192	1,445,192	-	-
Target date funds	336,416	336,416	-	-
Money market fund	185,174	185,174	-	-

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy.  There have been no significant changes in the valuation techniques during the year ended June 30, 2014.  In addition, the Plan had no assets measured at fair value on a nonrecurring basis.
Investments
Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.

Note 6:	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at June 30, 2014 and 2013, to Form 5500:
	2014	2013

Net assets available for benefits per the financial statements	$13,150,508	$8,933,430
Less: participants' contributions receivable	-	17,944
Less: employer's contributions receivable	302,219	316,683

Net assets available for benefits per Form 5500	$12,848,289	$8,598,803

The following is a reconciliation of contributions per the financial statements for the year ended June 30, 2014, to Form 5500:
2014

Contributions per the financial statements	$1,661,481
Add: Employer's contributions receivable at June 30, 2013	316,683
Add: Participants' contributions receivable at June 30, 2013	17,944
Less: Employer's contributions receivable at June 30, 2014	(302,219)

Contributions per Form 5500	$1,693,889

Note 7:       Risks and Uncertainties
The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

Southern Bank 401(k) Retirement Plan

EIN 43-0462350     PN001

Schedule H, Line 4i – Schedule of Assets (held at end of year)

June 30, 2014

	Investment Type and Issuer	Description of Investment		Current Value

*	American Funds Money Market Fund	185,712	shares	$185,712

	Mutual Funds
*	American Funds Bond Fund of America	5,600	shares	71,571
*	American Funds Intermediate Bond Fund of America	16,122	shares	218,780
*	American Funds Income Fund of America	2,471	shares	53,514
	Franklin Income Fund	4,800	shares	12,192
*	American Funds American Balanced Fund	4,303	shares	108,789
	Invesco Van Kampen Comstock Fund	8,473	shares	213,182
	Templeton Growth Fund	1,473	shares	38,370
*	American Funds Fundamental Investors	4,089	shares	220,128
*	American Funds Investment Company of America	13,386	shares	526,490
*	American Funds Growth Fund of America	9,815	shares	440,123
*	American Funds New Perspective Fund	6,926	shares	263,806
*	American Funds New World Fund	4,355	shares	266,136
	Putnam Voyager Fund	348	shares	11,354
	Victory Established Value Fund	16,205	shares	594,902
	Franklin Small Cap Growth Fund	25,592	shares	486,257
*	American Funds 2010 Target Date Fund	3,660	shares	38,908
*	American Funds 2015 Target Date Fund	1,695	shares	19,052
*	American Funds 2020 Target Date Fund	45,413	shares	533,608
*	American Funds 2025 Target Date Fund	11,307	shares	141,116
*	American Funds 2030 Target Date Fund	9,501	shares	123,417
*	American Funds 2035 Target Date Fund	14,068	shares	182,886
*	American Funds 2040 Target Date Fund	9,815	shares	129,464
*	American Funds 2045 Target Date Fund	2,383	shares	31,412
*	American Funds 2050 Target Date Fund	1,757	shares	22,742
*	American Funds 2055 Target Date Fund	778	shares	12,317

*	Southern Missouri Bancorp, Inc. Common Stock (SMBC)	213,687	shares	7,714,114

*	Cash - SMBC Awaiting Purchase Fund			10,328

*	Notes Receivable from Participants	Various maturity dates through 2019; interest rates of 4.25%		177,619
				$12,848,289

	* Party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SOUTHERN BANK 401(k) RETIREMENT PLAN

	By:	Southern Bank, as Plan Administrator

Date December 29, 2014	By:	/s/ Matt Funke
	Name:	Matt Funke
	Title:	Chief Financial Officer